UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(AMENDMENT NO. 2)*

Under the Securities Exchange Act of 1934

Phototron Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

71943D 102

(CUSIP Number)

David Weiner
12400 Ventura Blvd., Suite 327
Studio City, California 91604
(818) 385-0405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Page 1 of 6)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71943D 102		Page 2 of 6 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,810,742
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,810,742
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,810,742
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14		TYPE OF REPORTING PERSON (see Instructions) IN

(1)           Based on a total of 139,283,683 shares of our common stock outstanding as of March 9, 2011

CUSIP No. 71943D 102		Page 3 of 6 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W-Net Fund I, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,810,742
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,810,742
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,810,742
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14		TYPE OF REPORTING PERSON (see Instructions) PN

(1)           Based on a total of 139,283,683 shares of our common stock outstanding as of March 9, 2011

Page  4   of   6   Pages

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on February 16, 2010, as amended on April 14, 2010 (“Schedule 13D”).

Item 1.  Security and Issuer.

Item 1 of Schedule 13D is supplemented and amended by the information below.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Phototron Holdings, Inc., a Delaware corporation formerly known as Catalyst Lighting Group, Inc. (the “Company”), which has its principal executive offices at 20259 Ventura Blvd., Woodland Hills, California 91364.

Item 2.  Identity and Background.

Item 2 of Schedule 13D is supplemented and amended by the information below.

This statement is being filed jointly by David Weiner, a citizen of the United States, and W-Net Fund I, L.P., a Delaware limited partnership (“Fund” and together with David Weiner, the “Reporting Persons”).

Fund is a holding company that holds securities of the Company as described below.  David Weiner is the manager of W-Net Fund GPI, LLC, the general partner of Fund.

The address for Mr. Weiner and Fund is 12400 Ventura Boulevard, Suite 327, Studio City, California 91604.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On March 9, 2011, the Company’s wholly-owned subsidiary, PHI Merger Corporation, a California corporation (“MergerCo”), was merged into Phototron, Inc., a California corporation (“Phototron”).  Pursuant to such merger, all of the 1,666,666 outstanding shares of Phototron’s common stock were exchanged, on a pro rata basis, for 130,621,421 shares of the Company’s Common Stock.

The beneficial ownership of Common Stock reported in this Schedule 13D by the Reporting Persons is based on the Reporting Persons’ ownership of the Company’s Common Stock, and assumes a total of 139,283,683 shares of Common Stock outstanding as of March 9, 2011.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Page  5   of   6   Pages

As of March 9, 2011, Fund beneficially owned 13,810,742 shares of Common Stock of the Company.  Since 139,283,683 shares of Common Stock were outstanding as of March 9, 2011, Fund’s ownership constitutes approximately 9.9% of the shares of the Company’s Common Stock issued and outstanding.  Fund shares the power to vote and direct the disposition of such securities with David Weiner.

As of March 9, 2011, David Weiner, as the manager of W-Net Fund GPI, LLC, the general partner of Fund, may be deemed to beneficially own 13,810,742 shares of Common Stock of the Company.  Since 139,283,683 shares of Common Stock were outstanding as of March 9, 2011, Mr. Weiner’s beneficial ownership constitutes 9.9% of the shares of the Company’s Common Stock issued and outstanding.  Mr. Weiner shares the power to vote and direct the disposition of such securities with Fund.

Transactions by the Reporting Persons in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

Page  6   of   6   Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 21, 2011	/s/ David Weiner
David Weiner

W-Net Fund I, L.P. a Delaware limited partnership

Dated: March 21, 2011	/s/ David Weiner
By: David Weiner Its: General Partner